

Shahid Chishty · 2nd

International Strategic, Investment & Board Advisor | C-Suite Executive | Family Office | Mentor

Mountain View, California, United States · 500+ connections ·

Contact info

Independent


University of Southa

Experience

International Strategic, Investment & Board Advisor

Independent

Apr 2003 – Present · 17 yrs 8 mos

London, UK - Cape Town, South Africa - Chicago, IL & Mountain View, CA, USA

Providing investment, strategic advisory, international growth, business development, fundraising, treasury and C-Suite services at executive board level to an extensive network of corporations – focused on startups and early ventures, not-for-profit organisations, management teams, high net worth private investors, VCs, Private Equity firms and governmental organisations internationally. Extensive ownership / investment experience in several businesses.



Chief Investment Officer

Portola Valley Partners

Aug 2019 – Present · 1 yr 4 mos

Mountain View, California, United States

Honoured to be the Chief Investment Officer of Portola Valley Partners and a legendary team o superheroes who are on a mission where everyone wins – founders, investors, acquirers. Highe valuations, faster exits, stronger exits!

...see mor

Board Advisor
Family Office
Jun 2018 – Present · 2 yrs 6 mos
International

Series A/B/C/D+ venture capital investments.

Requirement: US$50,000 Minimum Monthly Recurring Revenue (MRR).



Board Advisor
NGB Markets
Jun 2018 – Present · 2 yrs 6 mos
Palo Alto, CA

NGB Markets is a technology company in the food supply chain space providing cutting-edge SaaS, Big Data, Machine Learning and Predictive Analytics tools to customers who buy and sel perishable commodities, such as produce and proteins, which are not publicly traded.

...see mor



Member of the Board | Finance
Blackbox Foundation
May 2018 – Present · 2 yrs 7 mos
Mountain View, CA

The Blackbox Foundation is a non-profit organisation creating a more efficient, decentralised, and meritocratic form of work via the Blackbox Operating System (BBOS).

BBOS is a next-generation, token-operated and token-governed platform designed ...see mor

Show 5 more experiences ⌄

Education



University of Southampton
BSc., Business Economics & Accounting
1984 – 1987

Joint Honours Degree

Volunteer experience

Member of the Board of Directors
German International School Chicago
Jul 2011 – Sep 2015 · 4 yrs 3 mos



